Exhibit 99.2

Corporate Communications

CNH Industrial: Presentation on adoption of new accounting standards published on corporate website

London, April 16, 2018

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) has published the following presentation and podcast to the Investor Relations section of its corporate website (www.cnhindustrial.com): “Adoption of New Revenue Recognition Standard (ASC 606), New Retirement Benefits Accounting (ASU 2017-07), and Other Financial Presentation Changes”.

In fiscal year 2018, CNH Industrial will adopt updated FASB accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07) for U.S. GAAP reporting purposes.

These new standards will be adopted on a retrospective basis, and are not estimated to have a material impact on our consolidated revenues, net income, earnings per share and net industrial debt. As a result, starting with the first quarter of 2018, all current periods, and historical financial information will be presented on a recast basis, when the Company reports its quarterly earnings.

The presentation includes preliminary and unaudited recast financial statements for fiscal year 2016 and 2017, including 2017 by quarter, to provide full comparability for the historical periods, as well as the illustration of certain new non-GAAP financial measures that the Company intends to adopt starting from the first quarter of 2018.

Please visit: bit.ly/CNH_Industrial_Investor_Presentations for the full presentation and podcast.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications	Investor Relations
Email: mediarelations@cnhind.com	Email: investor.relations@cnhind.com